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                                                                    EXHIBIT 99.1

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                  August 3, 2004


                      OPEN INTEREST BALANCE OF DERIVATIVES

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[Changes]
1. Object of Trading                         Currency Forward Transaction (JPY)

2. Open Interest Balance Reported
   Prior to This Time (a+b)                  KRW 279,993,334,856
   a. Amount of Purchase                     KRW 279,993,334,856
   b. Amount of Sale                         None
   - Ratio to Total Assets (%)               8.28%

3. Amount of Change (a+b)                    decreased by KRW 24,888,424
   a. Amount of Purchase                     decreased by KRW 24,888,424
   b. Amount of Sale                         None

4. Ratio of Change
   a. Ratio to Total Assets                  0.00%
   b. Ratio to Open Interest Reported        -0.01%
      Prior to This Time

5. Reasons for Change                        A new foreign currency forward contract & settlement of the previous contract.

6. Date of Change                            August 2, 2004

7. Total Assets at the End of Preceding      KRW 3,381,922,386,883
   Business Year (2003)

8. Others                                    - On August 2, 2004, Hanaro Telecom, Inc. entered into a foreign currency forward contract due on August 17, 2004, whereby the Company buys JPY equivalent to
                                             KRW 20,000,000,000 from KoRam Bank (based on KRW/ 100 JPY = 1155.60).

                                             - On the same date, the foreign currency forward contract with KDB and CALYON, which was initially entered into on July 2, 2004 for the amount of KRW 20,000,000,000, has been settled.

                                             - The amount of change refers to the difference between the settlement amount on
                                             August 2, 2004 (entered into on July 2, 2004 for the amount of KRW 20,056,114,327) and the amount of the new transaction entered into on August 2, 2004 for the amount of
                                             KRW 20,031,225,903, which is due on August 17, 2004.
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